BERKLEY RESOURCES INC.
400 - 455 Granville Street
Vancouver, B.C.
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

January 6, 2006                                                                                                                                                                                                                                        Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTCPK (US)

Berkley Resources Inc. announces that it has raised a total of $3,839,380 at an issue price of $0.90.

Berkley Resources Inc. (the “Company”) announces that it has closed the non-brokered private placement of 3,629,978 shares at a price of $0.90 per share (the “Flow-Through Offering”). Each flow-through share will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company, which will be “flowed-through” to the investor. “We are very excited about our 2006 drilling program, with the majority of the flow through funds earmarked for our Senex oil & gas program”, stated Lindsay Gorrill.

The Company has also closed the non-brokered private placement of 636,000 units at a price of $0.90 per unit (the “Non Flow Through Offering”), each unit consisting of one common share and one non-transferable share purchase warrant. Each warrant under the Non Flow Through Offering will entitle the investor to purchase one additional share at a price of $1.25 until December 28, 2007.

The hold period for all securities issued under these private placements expire on April 28, 2006.

The Company paid $227,438.51 cash in finder’s fees.

On behalf of the Board of Directors
of Berkley Resources Inc.

“Lindsay Gorrill”
Lindsay Gorrill
President and COO

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release